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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------

                              Pride, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                              74153R209
           --------------------------------------------------------
                                 (CUSIP Number)
                                                       (516) 487-1446
         Lester Morse P.C., 111 Great Neck Road, Great Neck, NY 11021
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                     May 1, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 74153R209                   13D                 Page  2  of  4  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
              Martin Ross

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
                      PF
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                      USA
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                        176,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                           176,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power

- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                            176,000
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                9.1
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13 D

ITEM 1.  Security and Issuer

         This statement relates to the shares of Common Stock of Pride, Inc. (the "Issuer"). The Issuer's principal executive office is located at Pride House, Watford Metro Centre, Tolpits Lane, Watford, England WD1 8SB.

ITEM 2.  Identity and Background

         (a)  Martin Ross

         (b)  2524 Coco Plum Blvd., #1103, Boca Raton, FL 33496

         (c) Comprehensive Capital Corporation, 2255 Glades Road, Suite 321 A, One Boca Place, Boca Raton, Florida 33431 (registered representative).

         (d)  Not applicable.

         (e)  Not applicable.

         (f)  U.S.A.

ITEM 3.  Source and Amount of Funds or Other Consideration

              Personal funds.

ITEM 4.  Purpose of Transactions

              Personal investment.

ITEM 5.  Interest in Securities of the Issuer

         (a) - (b) As of April 15, 1996, the Issuer has 1,940,000 shares issued and outstanding, 176,000 shares of which are directly beneficially owned by Martin Ross representing 9.1% of the issued and outstanding shares. All shares of Common Stock owned by Mr. Ross are owned directly by him and he has the sole power to vote and dispose of such beneficially owned shares.

          (c) On May 1, 1996, Mr. Ross purchased 40,000 shares of the Issuer's Common Stock at a purchase price of $.385 per share. On May 7, 1996, Mr. Ross purchased 20,000 shares of the Issuer's Common Stock at a purchase price of $.51 per share.


                                      3
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          (d) - (e)  Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be filed as Exhibits

         Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature

Dated: June 14, 1996


Reporting Person:      Martin Ross


Signature
         ----------------------------------------
                       Martin Ross


                                      4